MAVERICK ENERGY GROUP, LTD.

135 Jenkins Street

Suite 105B, #356

St. Augustine, Florida 3208

October 8, 2021

Via Edgar Correspondence

Irene Barberena-Meissner

Staff Attorney

Division of Corporation Finance

Office of Energy & Transportation

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Maverick Energy Group, Ltd.
Amendment No. 3 to Offering Statement on
Form 1-A Filed September 15, 2021
File No. 024-11407

Dear Ms Barberena-Meissner:

We have received your correspondence dated September 30, 2021. We have addressed your comments by reproducing them below and providing our response immediately thereafter.

Amendment No. 3 to Offering Statement on Form 1-A Business

Our Business Overview

USR Technology License Agreement, page 25

1.	We note your response to prior comment 2 and reissue the comment in part. Section 1(c) of your Heads of Agreement USR Technology License filed as Exhibit 6.1 states the terms and conditions of the license will be set forth in a separate license agreement to be entered into by the parties on or before September 15, 2020. Please file this separate license agreement, or if this license agreement has not yet been entered into, please explain and disclose the same in your offering statement.

Response: We have amended the Offering Statement to include the Non-Exclusive USR License Agreement dated January 11, 2021 as an exhibit and to summarize its terms.

Irene Barbarena-Meisner

October 8, 2021

Principal Stockholders, page 37

2.	We note your response to prior comment 3 and reissue the comment, as it does not appear that you have revised your Principal Stockholders table to reflect your issuance of 30,000,000 restricted common shares to USRR. For example, it appears that the beneficial owner of the shares issued to USSR would be an owner of over 10% of your outstanding shares of common stock. Refer to Item 12 of Part II of Form 1-A.

Response: We did not include USRR as a principal stockholder since the 30,000,000 shares of common stock were issued at the request of USRR prior to it receiving any shares of Maverick Energy to 23 individuals and/or entities with the largest number of shares being transferred totaling 7,750,000 shares which is less than 10% of the issued and outstanding shares of our common stock.

General

3.	We note your disclosure in response to prior comment 6 that discussions will continue with Continuation Capital, Inc. regarding the specifics of a proposed investment following qualification of your Form 1-A. However, we note that in your prior response letter dated August 6, 2021, you stated this indication of interest was no longer being pursued. Please clarify this apparent inconsistency.

Response: We did not intend these statements to be inconsistent and do not believe that they are. Our explanation in our August 6, 2021 letter was an accurate characterization of the status of our discussions with Continuation Capital. We have stopped any discussions with Continuation Capital regarding the specific terms of their indication of interest which was general rather than specific in terms of the amount to be invested, the form or the investment, the amount of dilution that would be experienced by our existing shareholders, etc., since they were not interested in spending further time on addressing the actual terms of a proposed investment until our Form 1-A was qualified.

4.	We note your response to prior comment 7. Please address whether your binding letter of intent with USR to jointly develop Martin Foree Operating is material. Please also revise your disclosure in the offering statement to briefly describe the material terms of your acquisition of the 167-acre Davis Lease in Jones County, Texas, including the purchase price.

Response: We no longer have the opportunity with USR to jointly develop the Martin Foree Operating, LLC lease referenced in our July 20, 2021 press release. We have revised our disclosure to disclose the material terms of our acquisition of the 167-acre Davis Lease in Jones County, Texas, including the purchase price.

Irene Barbarena-Meisner

October 8, 2021

5.	Please explain to us how you determined your $150 million post-money valuation based on your disclosed assumptions. In addition, we note your disclosure that you believe the post-money valuation of $150 million is valid, based on specified assumptions, including the assumptions that you will have $16,197,334 in net earnings for the full year following the closing of this offering, an oil and gas average P/E ratio of 16.97, and production of 100 barrels of oil a day. Please provide additional details regarding these assumptions to provide investors with sufficient information to evaluate the projections and their reasonableness. For example, identify the properties that you assume will be in production, discuss the assumptions made about oil prices and underlying costs associated with revenue generation including any costs necessary to develop the underlying producing assets and the timing of the commencement of production assumed in your projections. Given your limited operating history and the absence of historical revenue generation, highlight the inherent risks surrounding your forecasted results and the related uncertainties in determining these estimates and clearly explain how you have a reasonable basis for your projections. Refer to Part II(b) of Form 1-A.

Response: We have provided additional details set forth in our offering circular to support the basis for the $150 million post-money valuation. Attached is an excel spreadsheet showing the analysis that assumes raising the full $20,000,000 in our Form 1-A offering, a $70 per barrel oil price, 12 months of earnings following the closing of this offering that total approximately $25.5 million, an assumed 1013 barrels per month from current oil and gas leases and future oil and gas leases that cannot be identified at this time, customary expenses for oil and gas extraction and a P/E ratio of 16.97.

If you have any further comments or questions regarding our response, please contact our legal counsel, Ernest M. Stern, Esq., estern@culhanemeadows.com, (301) 910-2030. If you cannot reach him, please contact the undersigned at mavoneg@aol.com.

Sincerely,
/s/ James W. McCabe
James W. McCabe

cc: Ernest M. Stern, Esq. (w/encls.)

Encls.

Irene Barbarena-Meisner

October 8, 2021

$20Mil Invested Production Single line Projection

Maverick Energy Group, Ltd.	Year1
Income
1013 boepd per well @ $70 Per Barrel	$25,527,600

Total Income	$25,527,600

General Expenses
Production Tax	$939,415
Ad Valorum Tax	$612,662
Pumper and Labor Cost	$158,800
Fuel & Electricity	$135,000
Other Contract Labor	$45,000
Chemicals	$65,000
Water Disposal	$25,000
Insurance	$20,000
Company Field Expense & Supervision	$75,000
Workover Cost	$500,000
Misc -other LOE & Supplies	$33,000
Maintenance expenses	$50,000
Landowner Royalty and ORRI of 20%	$5,105,520

TOTAL EXPENSES	$7,764,397

NET INCOME BEFORE TAXES	$17,763,203